UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-54007

CUSIP Number: 20452J 10 9

(Check one):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: March 31, 2012

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the

Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

Compliance Systems Corporation

Full Name of Registrant

780 New York Avenue – Suite A

Huntington, New York 11743

Address of Principal Executive Office

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Prior to the end of its 2010 fiscal year, the registrant divested itself of substantially all of its assets in connection with the satisfaction of the registrant’s obligations due a secured creditor. In connection with such divesture, the registrant’s then chief executive officer ceased to be employed by the registrant, leaving the registrant with only one executive officer. Such remaining executive officer has devoted his time to indentifying viable companies and businesses with which the registrant may enter into a merger or other transaction in order to, potentially, increase shareholder values, and the subsequent negotiating with potential target entities on terms of a possible transaction. No assurance can be given that the registrant will consummate a transaction with a viable company or business or, if such a transaction is consummated, that the acquired business will be successful or there would be any increase in shareholder values. The time devoted to searching for and negotiating with viable transaction candidates has caused the registrant’s remaining management to be unable to devote the time necessary for the timely filing of the registrant’s Quarterly Report on Form 10-K for the fiscal quarter ended March 31, 2012. Accordingly, the registrant is unable to file the subject Form 10-Q on a timely basis without unreasonable effort and expense.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Barry Brookstein	516	674-4545
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

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Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting a net loss of approximately $152,000, on zero revenues, for the three months ended March 31, 2012, as compared to a net loss of $142,818, on zero revenues, for the three months ended March 31, 2011.

Compliance Systems Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012	Compliance Systems Corporation

	By:	/s/ Barry M. Brookstein
Barry M. Brookstein
Chief Financial Officer

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